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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                              WMS INDUSTRIES INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.50 per share
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                         (Title of Class of Securities)


                                   929297109
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                                 (CUSIP Number)

                               Louis J. Nicastro
                                Neil D. Nicastro
                           800 South Northpoint Blvd.
                               Waukegan IL 60085
                           Telephone: (847) 785-3000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 8, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)
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CUSIP NO. 929297109                    13D                     PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Louis J. Nicastro
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    254,632
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,418,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    4,632
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,672,932
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
CUSIP NO. 929297109                    13D                     PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Neil D. Nicastro
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    14
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,418,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    14
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,418,314
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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
CUSIP NO.  929297109                     13D                  PAGE 4 OF 6 PAGES

         This Amendment No. 8 hereby amends the Statement on Schedule 13D, as amended by amendments previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share ("Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"). Only the items specifically included below are amended, and the remainder of the Statement on
Schedule 13D, as previously amended, is unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As previously reported, pursuant to a Voting Proxy Agreement effective as of August 25, 1995 among the Company, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc., the Reporting Persons have been appointed, individually, as proxy holders to vote the Common Stock of the Company beneficially owned by Mr. Redstone (7,332,600 shares) in order to facilitate compliance by the Company with regulations of the Nevada gaming authorities for licensure as a manufacturer and distributor of gaming devices, pending their approval of an application by Mr. Redstone, which has been filed with those authorities. Mr. Redstone is a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc. is a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.

         On November 8, 2002, Phyllis G. Redstone, Mr. Redstone's former wife, entered into a Voting Proxy Agreement with the Company and the Reporting Persons. Pursuant to that Voting Proxy Agreement, the Reporting Persons have been appointed, individually, as proxy holders to vote the Common Stock of the Company beneficially owned by Ms. Redstone (3,085,700 shares) in order to facilitate compliance by the Company with applicable gaming regulations. Ms. Redstone acquired her shares of the Common Stock of the Company from Mr. Redstone on July 30, 2002, pursuant to a settlement of divorce. Ms. Redstone is a citizen of the United States of America with a business address c/o Gadsby Hannah LLP, 225 Franklin Street, Boston, MA 02110.

       Louis J. Nicastro may be deemed the beneficial owner of 10,672,932 shares, or approximately 34.6% of the outstanding shares of Common Stock of the Company (based upon 30,812,503 shares outstanding on November 8, 2002). Louis J. Nicastro has shared voting power with respect to 10,418,300 of such shares pursuant to the two voting proxy agreements described above, but he does not have sole or shared dispositive power with respect to these 10,418,300 shares. Mr. Nicastro has sole voting power with respect to 254,632 of such shares and sole dispositive power with respect to 4,632 of such shares. Of those 254,632 shares, Mr. Nicastro owns 250,000 of such shares subject to a restricted stock agreement dated as of March 1, 2002. The restricted stock vests on June 30, 2003, subject to the prior fulfillment of specified conditions.

CUSIP NO.  929297109                     13D                  PAGE 5 OF 6 PAGES

       Neil D. Nicastro may be deemed the beneficial owner of 10,418,314 shares, or approximately 33.8% of the outstanding shares of Common Stock of the Company (based upon 30,812,503 shares outstanding on November 8, 2002). Neil D. Nicastro has shared voting power with respect to 10,418,300 of such shares pursuant to the two voting proxy agreements described above, but he does not have sole or shared dispositive power with respect to these 10,418,300 shares. Mr. Nicastro has sole voting and dispositive power with respect to 14 of such shares and owns stock options to purchase 30,000 shares.

       Based solely upon information contained in Form 4 for November 7, 2002 and Amendment No. 29, dated November 6, 2002, to the Statement on Schedule 13D filed by Sumner M. Redstone with the SEC, Mr. Redstone is the beneficial owner, with sole dispositive power and shared voting power, of 3,848,700 shares of the outstanding Common Stock of the Company. As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of Common Stock, for a total of 7,332,600 shares of Common Stock of the Company, or approximately 23.8%, of the outstanding shares of Common Stock of the Company (based 30,812,503 shares outstanding on November 8, 2002).

       Based solely upon information contained in Mr. Redstone's amended 13D, National Amusements, Inc. is the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 11.3%, of the outstanding Common Stock of the Company (based upon 30,812,503 shares outstanding on November 8, 2002).

       Based solely upon information contained in a Statement on Schedule 13D dated August 8, 2002 filed by Phyllis Redstone with the SEC and upon her voting proxy agreement with the Reporting Persons, Ms. Redstone is the beneficial owner, with sole dispositive power and shared voting power, of 3,085,700 shares, or approximately 10.0% of outstanding Common Stock of the Company (based upon 30,812,503 shares outstanding on November 8, 2002).

       During the past 60 days, neither of the Reporting Persons participated in any transactions with respect to the Common Stock of the Company, except as described herein.






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CUSIP NO.  929297109                     13D                  PAGE 6 OF 6 PAGES




                                   SIGNATURES

       After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.




       /s/ Louis J. Nicastro                                November 11, 2002
--------------------------------------------
         Louis J. Nicastro




       /s/ Neil D. Nicastro                                 November 11, 2002
--------------------------------------------
          Neil D. Nicastro